UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission File Number 1-2189

A.                                    Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ABBOTT LABORATORIES

100 Abbott Park Road

Abbott Park, Illinois 60064-6049

FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ABBOTT LABORATORIES STOCK RETIREMENT PLAN

DECEMBER 31, 2018 AND 2017

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Abbott Laboratories Stock Retirement Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Abbott Laboratories Stock Retirement Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The schedule of assets (held at end of year) as of December 31, 2018 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Grant Thornton LLP

We have served as the Plan’s auditor since 2002.

Chicago, Illinois
June 27, 2019

Abbott Laboratories Stock Retirement Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2018 and 2017

(Dollars in thousands)

	2018	2017
Assets
Cash	$505	$7,742
Investments, at fair value	9,807,801	7,895,700
Notes receivable from participants	84,350	58,442
Accrued interest and dividend income	6,958	1,598
Due from brokers	256,213	163

Total assets	10,155,827	7,963,645

Liabilities
Investments sold short, at fair value	219,491	—
Accrued investment expenses	318	327
Due to brokers	511,309	4,521

Total liabilities	731,118	4,848

NET ASSETS AVAILABLE FOR BENEFITS	$9,424,709	$7,958,797

The accompanying notes are an integral part of these statements.

Abbott Laboratories Stock Retirement Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2018

(Dollars in thousands)

Additions
Contributions
Employer	$147,621
Participant	262,781
Rollovers	66,207

Total contributions	476,609

Investment income (loss)
Net depreciation in fair value of investments	(166,071)
Interest and dividends	245,449

Net investment income	79,378

Interest income on notes receivable from participants	3,324

Total additions	559,311

Deductions
Benefits paid to participants	678,790

Net decrease prior to transfers	(119,479)

Transfers into Plan	1,585,391

NET INCREASE	1,465,912

Net assets available for benefits
Beginning of year	7,958,797

End of year	$9,424,709

The accompanying notes are an integral part of these statements.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is intended to constitute a profit-sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “IRC”), with a cash or deferred arrangement under IRC Section 401(k), and a portion of the Plan is intended to constitute an employee stock ownership plan that meets the applicable requirements of IRC Sections 409 and 4975(e)(7).  The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

In general, United States employees of Abbott Laboratories (“Abbott”) and selected participating subsidiaries and affiliates may, after meeting certain employment requirements, voluntarily participate in the Plan.  Beginning March 2017, newly hired employees in certain specified Abbott divisions and business units became eligible to participate in the Plan under a different structure (“Abbott Green” employees).

Alight Solutions serves as the record keeper of the Plan.  The Northern Trust Company (“Custodian” or “Trustee”) serves as the Plan’s custodian and trustee.

In January 2017, Abbott completed the acquisition of St. Jude Medical, Inc., a global medical device manufacturer.  During 2017, employees of St. Jude Medical, LLC (the surviving entity in the acquisition) and its subsidiaries in the United States were eligible to participate in the St. Jude Medical, Inc. Retirement Savings Plan (“SJM Plan”), not the Plan.  St. Jude Medical employees in the United States became eligible to participate in the Plan as Abbott Green employees effective for the first payroll period ending after January 1, 2018.  On January 19, 2018, the SJM Plan merged with and into the Plan.  Assets totaling approximately $1.6 billion transferred into the Plan.

Contributions and Vesting

Contributions to the Plan are paid to the Abbott Laboratories Stock Retirement Trust (“Trust”).  The Trust is administered by the Trustee and an investment committee (the “Committee”).

Employees are eligible to commence participation in the Plan on any entry date following their date of hire.  Eligible employees electing to participate contribute from 2% up to 25% of their eligible earnings, subject to certain limitations.  Participants may choose to make their contributions from pretax earnings, after-tax earnings, or both.  The Plan also permits Roth 401(k) contributions and has a Roth 401(k) conversion feature.  Effective for payroll periods ending prior to January 1, 2018, Abbott Green participants could contribute from 1% up to 50% of eligible earnings as pre-tax or Roth contributions.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2018 and 2017

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contributions are eligible to make catch-up contributions.  Participants may elect to invest their contributions in any or all of the investment options available under the Plan, except for investment options closed to new contributions.

Employer matching contributions to the Plan are made each payroll period based on the participating employee’s eligible earnings, unless the employee has elected to participate as a Freedom 2 Save Participant as described below. The employer matching contribution for the year ended December 31, 2018 was 5% of the participant’s eligible earnings if the participant elected to contribute at least 2% of eligible earnings to the Plan.

Effective as of August 1, 2018, participants may enroll in the Freedom 2 Save program in the Plan. A Freedom 2 Save participant who makes qualified student loan repayments of at least 2% of eligible earnings may receive a Freedom 2 Save employer contribution of 5% of eligible earnings shortly after the end of the year.  An enrolled Freedom 2 Save participant who makes elective deferrals to the Plan will not receive employer matching contributions each payroll period but instead may receive a true-up employer matching contribution shortly after the end of the year for any payroll period for which the participant makes elective deferrals and does not receive a Freedom 2 Save employer contribution.  Freedom 2 Save employer contributions and true-up employer matching contributions are only made on behalf of Freedom 2 Save participants who meet program guidelines, and who either are employed or on a qualifying leave of absence at the end of the applicable Plan year or terminate employment due to death or qualifying disability during such Plan year.

Employer contributions are invested according to the participant’s investment elections.

Cash dividends on Abbott common shares are (1) paid in cash to the participants or beneficiaries, (2) paid to the Plan and distributed in cash to participants or beneficiaries no later than 90 days after the close of the Plan year for which paid, or (3) paid to the Plan and credited to the accounts in which shares are held, as elected by each participant or beneficiary in accordance with rules established by the administrator.

On January 1, 2013, Abbott separated into two publicly traded companies — Abbott and AbbVie Inc. (“AbbVie”).  The separation of Abbott and AbbVie was a tax-free distribution where Abbott shareholders received one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution.  Participants who received AbbVie stock through this distribution may continue to hold the stock in their Plan accounts but may not make new contributions or transfer existing contributions or earnings to purchase AbbVie stock in the Plan; however, participants may elect to reinvest their AbbVie dividends in AbbVie stock. If no election is made, AbbVie dividends are invested in the Plan’s default investment option.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2018 and 2017

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Participants may direct the Trustee to sell all or a portion of the Abbott and AbbVie common shares held in their accounts and reinvest the proceeds in any of the other available investment options.

Participants are at all times fully vested in their own contributions and earnings thereon.  Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Vesting
Service	percentage

Less than two years	0%
Two years or more	100%

For employees who became Abbott Green participants prior to January 1, 2018, employer contributions vest 20% after one year of service and 100% after two years of service.  Abbott Green participants are also fully vested in employer contributions upon disability.

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee’s termination date.  Forfeitures are used to (1) restore any forfeitures of participants who returned to service with Abbott within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time.  In 2018, forfeitures reduced Abbott’s employer contributions by approximately $5.3 million.  Approximately $361,000 and $257,000 in forfeitures were available at the end of 2018 and 2017, respectively.

Distributions and In-Service Withdrawals

Following retirement, termination or death (or for some participants from merged-in plans, upon disability), participants or their beneficiaries may elect to receive a distribution in installments, in a single lump sum or in a partial lump sum.  Participants may elect a direct rollover of their accounts.  Also, upon termination, participants may elect to defer distribution to a future date but, after termination of employment, distribution must be made by the 1st of April following the year the participant reaches age 70 ½ or, if earlier, the 31st of December following the year in which the participant dies.  Interest, dividends and other earnings will continue to accrue on such deferred amounts.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2018 and 2017

NOTE A - DESCRIPTION OF THE PLAN - Continued

Distributions and In-Service Withdrawals - Continued

Prior to termination, participants are permitted to withdraw their after-tax contributions (after-tax contributions made on or after January 8, 2016 may be withdrawn from the Plan only after being held for two or more years) and rollover contributions (including Roth rollover accounts and merged-in plan rollover accounts) and, after age 59 ½, may also withdraw pretax contributions.  Distributions are made in cash or, to the extent contained in the participant’s account, a participant may elect distribution of Abbott and AbbVie common shares, and in each case, subject to certain limitations.

Notes Receivable from Participants

Participants may convert their vested account balances into one or two loans to themselves.  The borrowing may not exceed the lesser of the current market value of the assets allocated to their vested accounts or 50% of all of their Plan accounts up to $50,000, subject to Internal Revenue Service (“IRS”) limitations and restrictions.  Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made.  Loans must be repaid within five years (or by the employee’s anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee’s anticipated retirement date, if sooner).  Repayment is made through periodic payroll deductions or by sending in payments, but a loan may be repaid in a lump sum at any time.  Post-termination loan repayments are permitted.  For employees whose account is distributed during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2018 and 2017

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results may differ from those estimates.

Investment Valuation

The Plan offers a variety of investment options to participants.  Certain investment options are structured as separately managed accounts; therefore, the Plan owns the individual investment holdings within the separately managed accounts and reflects them within the investments of the Plan.

The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock, mutual funds, REITs and futures contracts - Valued at the published market price per share or unit multiplied by the number of respective shares or units held.

Collective trust funds and Private 40-Act mutual funds - Valued at the NAV provided by the administrator of the fund.  The NAV is used as a practical expedient to estimate fair value.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  Redemption from the funds is permitted daily.  The Private 40-Act mutual funds agree to redeem shares solely in cash up to the lesser of $250,000 or 1% of the fund’s net assets during any 90-day period for any one shareholder.  In consideration of the best interests of the remaining shareholders, the Private 40-Act mutual funds reserve the right to pay any redemption proceeds exceeding this amount in whole or in part by a distribution in kind of securities held by the funds in lieu of cash. It is highly unlikely that shares would ever be redeemed in kind.

Corporate debt and government debt - Valued at the published market price or prices obtained from independent financial services industry-recognized vendors multiplied by the number of respective units held.  Prices obtained from vendors are on the basis of bid or mid evaluations in accordance to a region’s market convention, using factors which include but are not limited to market quotations, yields, maturities, and the bond’s terms and conditions.  Proprietary methods are used to arrive at the evaluated price, which represent the price a dealer would pay for a security.

Certificate of deposit - Valued at amortized cost, which approximates fair value given the instruments’ short duration of less than 130 days.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2018 and 2017

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

Futures contracts

One of the investment options structured as a separately managed account uses futures contracts as part of its investment strategy.  A futures contract represents a commitment for the future purchase or sale of an asset or index at a specified price on a specified date.  Futures contracts are exchange-traded and settle daily.  Upon entering into the contracts, the investment manager of the separately managed account is required to deposit, either in cash or securities, an amount equal to a certain percentage of the notional value of the contract.  Subsequent payments are then made or received by the Plan, depending on the daily fluctuation in the value of the underlying contracts.

As of December 31, 2018 and 2017, the Plan held futures contracts with a notional amount of approximately $2.5 million and $3.6 million, respectively.  Notional amounts do not quantify risk or represent assets or liabilities of the Plan, but are used in the calculation of the cash settlements under the contracts.  The fair value of these derivative contracts was not material at December 31, 2018 and 2017.  Changes in fair value are accounted for as investment income within net depreciation in fair value of investments and totaled approximately $545,000 for the year ended December 31, 2018.

Short sales

One of the investment options structured as a separately managed account utilizes short sales as part of its investment strategy.  Short sales are transactions in which the separately managed account sells an investment it does not own in anticipation of a decline in value of that investment.  To complete the transaction, the separately managed account must borrow the investment to make delivery to the buyer.  The separately managed account is obligated to replace the investment borrowed by purchasing the investment at market price at the time of replacement.  The price at such time may be more or less than the price at which the investment was sold by the separately managed account.  When an investment is sold short, a decrease in the value of the investment will be recognized as a gain and an increase in the value of the investment will be recognized as a loss.

The following tables summarize the basis used to measure investment assets and liabilities at fair value at December 31, 2018 and 2017 (dollars in thousands):

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2018 and 2017

	Basis of Fair Value Measurement
2018	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV	Total
Assets - Investments:
Common stock	$3,845,703	$—	$—	$—	$3,845,703
Mutual funds	1,578,825	—	—	—	1,578,825
REITs	23,533	—	—	—	23,533
Collective trust funds	—	—	—	3,179,861	3,179,861
Corporate debt	—	260,227	—	—	260,227
Government debt	—	464,338	—	—	464,338
Certificate of deposit	—	4,400	—	—	4,400
Self-directed brokerage accounts	22,281	—	—	—	22,281
Private 40-Act mutual funds	—	—	—	428,633	428,633
Total investments at fair value	$5,470,342	$728,965	$—	$3,608,494	$9,807,801

	Basis of Fair Value Measurement
2018	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV	Total
Liabilities - Investments sold short:
Government debt	$—	$219,491	$—	$—	$219,491
Total investments sold short at fair value	$—	$219,491	$—	$—	$219,491

	Basis of Fair Value Measurement
2017	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV	Total
Assets - Investments:
Common stock	$3,643,267	$—	$—	$—	$3,643,267
Mutual funds	1,524,835	—	—	—	1,524,835
REITs	26,683	—	—	—	26,683
Collective trust funds	—	—	—	2,155,331	2,155,331
Corporate debt	—	179,984	—	—	179,984
Government debt	—	33,755	—	—	33,755
Certificate of deposit	—	7,301	—	—	7,301
Private 40-Act mutual funds	—	—	—	324,544	324,544
Total investments at fair value	$5,194,785	$221,040	$—	$2,479,875	$7,895,700

The Private 40-Act mutual funds are not direct filing entities.  These funds invest in fixed income instruments of varying maturities.  The investment objective of one fund is to seek maximum current income and the other is to seek maximum total return, both being consistent with preservation of capital and liquidity.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2018 and 2017

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest.  Delinquent loans are reclassified as distributions based upon the terms of the Plan.  No allowance for credit losses has been recorded as of December 31, 2018 or 2017.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.  Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

Administrative Expenses

Participants are charged transaction fees for loan processing and commissions on purchases and sales of Abbott shares and sales of AbbVie stock.  Investment fees for mutual funds, collective trust, managed accounts and money market funds are charged against the net assets of the respective fund.  Abbott pays other record-keeping and administration fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

Distributions of Abbott common shares and conversions of participants’ common share account balances to participant loans or other investment options are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2018 and 2017 is presented below:

	2018	2017
Abbott common shares, 29,425,544 and 29,803,690 shares, respectively (dollars in thousands)	$2,128,350	$1,700,897
Market value per share	$72.33	$57.07

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2018 and 2017

NOTE C — INVESTMENTS - Continued

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

A significant portion of the Plan’s assets is invested in Abbott common shares.

Participants pay fees to the recordkeeper for loan transaction processing and for commissions on purchases and sales of Abbott shares and sales of AbbVie stock.  These transactions qualify as permitted party-in-interest transactions.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and Committee.  All participants’ account balances would become fully vested upon Plan termination.  Upon termination of the Plan, distributions of each participant’s share in the Trust, as determined by the terms of the Plan, would be made to each participant.  At the present time, Abbott has no intention of terminating the Plan.

NOTE F - TAX STATUS

The IRS has determined and informed Abbott by a letter dated May 19, 2017, that the Plan and related Trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended since the applicable date of the determination letter.  However, the Plan administrator believes that the Plan is designed and is currently being operated, in all material respects, in accordance with the applicable requirements of the IRC.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2018 and 2017

NOTE F - TAX STATUS - Continued

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions.  There are currently no audits in progress.

NOTE G — SUBSEQUENT EVENTS

The Company has evaluated subsequent events from December 31, 2018 through the date these financial statements were issued.  There were no subsequent events that require recognition or additional disclosure in these financial statements.

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2018

(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

Common stock - employer securities
*ABBOTT LABORATORIES, common shares		$2,128,350

Common stock
1ST HORIZON NATL CORP		130
5TH 3RD BANCORP		672
ABBVIE INC.		1,577,871
ACADIA HEALTHCARE CO INC COM		97
ACUITY BRANDS INC COM		200
ADIENT PLC ADIENT PLC LTD COM		62
ADT INC DEL COM		29
ADVANCE AUTO PTS INC COM		334
AECOM		180
AES CORP COM		417
AFFILIATED MANAGERS GROUP INC COM STK		223
AGCO CORP COM		158
AGILENT TECHNOLOGIES INC COM		937
AGIOS PHARMACEUTICALS INC COM		6
AGNC INVT CORP COM		395
AIR LEASE CORP CL A CL A		118
AKAMAI TECHNOLOGIES INC COM STK		27
ALASKA AIR GROUP INC COM		319
ALBEMARLE CORP COM		355
ALLEGHANY CORP DEL COM		345
ALLEGION PLC COMMON STOCK		57
ALLIANT ENERGY CORP COM		434
ALLY FINL INC COM		418
ALNYLAM PHARMACEUTICALS INC COM		32
AMDOCS ORD GBP0.01		365
AMER FINL GROUP INC OH COM STK		284
AMER NATL INS CO COM		40
AMERCO COM		100
AMEREN CORP COM		691
AMERICAN AIRLINES INC COM USD1		578
AMERICAN WTR WKS CO INC NEW COM		714
AMERIPRISE FINL INC COM		531
AMETEK INC NEW COM		544
ANALOG DEVICES INC COM		1,163
ANTERO RES CORP COM		47
APACHE CORP COM		409
APERGY CORP COM		91
APPLE HOSPITALITY REIT INC COM NEW		134
APTARGROUP INC COM		254
APTIV PLC COM USD		94
AQUA AMER INC COM		265
ARAMARK COM		308
ARCH CAPITAL GROUP COM STK		379
ARCHER-DANIELS-MIDLAND CO COM		997
ARCONIC INC COM		318
ARCOSA INC COM		58
ARDAGH GROUP S A		9
ARRIS		217
ARROW ELECTR INC COM		261
ASHLAND GLOBAL HLDGS INC COM		193
ASPEN INSURANCE		108

Abbott Laboratories Stock Retirement Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2018

(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

Common stock - continued
ASPEN TECHNOLOGY INC COM		14
ASSOCTD BANC-CORP COM		141
ASSURANT INC COM		202
ASSURED GUARANTY LTD COMMON STK		173
ATHENE HOLDING LTD		276
ATMOS ENERGY CORP COM		440
AUTODESK INC COM		197
AUTONATION INC COM		85
AUTOZONE INC COM		117
AVANGRID INC COM		122
AVNET INC COM		174
AXA EQUITABLE HLDGS INC COM		143
AXALTA COATING SYSTEMS LTD		130
AXIS CAPITAL HOLDINGS LTD		165
BALL CORP COM		669
BANK OZK COM		121
BANKUNITED INC		131
BEMIS CO INC COM		181
BERKLEY W R CORP COM		306
BERRY GLOBAL GROUP INC		136
BEST BUY INC COM STK		405
BGC PARTNERS INC CL A		62
BIO RAD LABS INC CL A		214
BK HAW CORP COM		121
BLOCK H & R INC COM		186
BLUEBIRD BIO INC COM		73
BOK FINL CORP COM NEW		84
BOOZ ALLEN HAMILTON HLDG CORP CL A COM STK		14
BORG WARNER INC COM		316
BRIGHT HORIZONS FA		44
BRIGHTHOUSE FINL INC COM		159
BROWN & BROWN INC COM		263
BRUKER CORP		78
BRUNSWICK CORP COM		158
BUNGE LTD		328
CABOT CORP COM		111
CABOT OIL & GAS CORP COM		113
CAESARS ENTERTAINMENT CORP		168
CAMPBELL SOUP CO COM		79
CARDINAL HLTH INC		579
CARLISLE COMPANIES INC COM		256
CARMAX INC COM		188
CASEYS GEN STORES INC COM		203
CATALENT INC COM		150
CBOE GLOBAL MARKETS INC		34
CBRE GROUP INC CL A		288
CELANESE CORP DEL COM SER A STK		192
CENTENE CORP DEL COM		118
CENTENNIAL RESOURCE DEVELOPMENT INC		88
CENTERPOINT ENERGY INC COM		617
CENTURYLINK INC COM		631
CERNER CORP COM		401
CF INDS HLDGS INC COM		437
CHARLES RIV LABORATORIES INTL INC COM		66

Abbott Laboratories Stock Retirement Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2018

(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

Common stock - continued
CHENIERE ENERGY INC COM NEW		182
CHESAPEAKE ENERGY CORP COM		82
CHURCH & DWIGHT INC COM		106
CIMAREX ENERGY CO COM		220
CIN FNCL CORP COM		518
CINEMARK HLDGS INC COM		167
CIT GROUP INC NEW COM NEW		176
CITIZENS FINL GROUP INC COM		606
CLEAN HBRS INC COM		111
CLOROX CO COM		113
CMS ENERGY CORP COM		609
CNA FNCL CORP COM		55
CNX RESOURCES CORPORATION COM		100
COHERENT INC COM		32
COLFAX CORP		77
COLUMBIA SPORTSWEAR CO COM		96
COM ALCOA CORPORATION		216
COMERICA INC COM		455
COMM BANCSHARES INC COM		244
COMMSCOPE HLDG CO INC COM		136
CONAGRA BRANDS INC		449
CONCHO RES INC COM STK		758
CONDUENT INC COM		88
CONS EDISON INC COM		1,038
CONTINENTAL RES INC COM		79
COOPER COS INC COM NEW		451
COPA HOLDINGS SA COM STK		107
CORELOGIC INC-W/I COM STK		43
CORNING INC COM		1,038
COTY INC COM CL A		133
CRANE CO COM		157
CREDIT ACCEP CORP MICH COM		15
CULLEN / FROST BANKERS INC COM		219
CUMMINS INC		554
CURTISS WRIGHT CORP COM		180
CYPRESS SEMICONDUCTOR CORP COM		62
D R HORTON INC COM		216
DARDEN RESTAURANTS INC COM		268
DAVITA INC COM		140
DELL TECHNOLOGIES INC COM		253
DENTSPLY SIRONA INC COM		354
DEVON ENERGY CORP NEW COM		459
DIAMONDBACK ENERGY INC COM		529
DICKS SPORTING GOODS INC		101
DISCOVER FINL SVCS COM STK		467
DISCOVERY INC - A		166
DISCOVERY INC		347
DISH NETWORK CORP CL A COM STK		241
DOLBY LABORATORIES INC CL A COM STK		168
DOLLAR TREE INC COM STK		767
DOMINION ENERGY		296
DOMTAR CORP		95
DONALDSON INC COM		16
DOVER CORP.		448

Abbott Laboratories Stock Retirement Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2018

(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

Common stock - continued
DTE ENERGY CO COM		869
DUN & BRADSTREET		130
DXC TECHNOLOGY CO COM		651
E TRADE FINL CORP		377
EAGLE MATLS INC COM		15
EAST WEST BANCORP INC COM		252
EASTMAN CHEM CO COM		449
ECANA CORP		81
ECHOSTAR CORPORATION		77
EDISON INTL COM		786
ELANCO ANIMAL HEALTH INC COM		53
ELASTIC N V		5
ELEMENT		51
ENERGIZER HLDGS INC NEW COM		50
ENTERGY CORP NEW COM		678
EPR PPTYS		206
EQT CORP COM		209
EQUIFAX INC COM		354
EQUITRANS MIDSTREAM CORP COM NPV WI		185
ERIE INDTY CO CL A		33
EURONET WORLDWIDE INC COM		109
EVEREST RE GROUP COM		232
EVERGY INC COM NPV		650
EVERSOURCE ENERGY COM		897
EXTENDED STAY AMER INC		52
EXTRACTION OIL & GAS INC EXTRACTION OIL & GAS LLC		20
F N B CORP PA COM		138
FIDELITY NATL FINL INC		362
FIDELITY NATL INFORMATION SVCS INC COM STK		1,335
FIREEYE INC COM		46
FIRST AMERN FINL CORP COM STK		212
FIRST HAWAIIAN INC COM		105
FIRST HORIZON NATL CORP COM		186
FIRST REP BK SAN FRANCISCO CALIF NEW COM		619
FIRST SOLAR INC COM		152
FIRSTENERGY CORP COM		796
FLIR SYS INC COM		232
FLOWERS FOODS INC COM		144
FLOWSERVE CORP COM		217
FLUOR CORP NEW COM		197
FMC CORP COM (NEW)		256
FOOT LOCKER INC COM		265
FORTIVE CORP		71
FORTUNE BRANDS HOME & SEC INC COM		137
FREEPORT-MCMORAN INC		650
FRKLN RES INC COM		389
GALLAGHER ARTHUR J & CO COM		579
GAP INC COM		227
GARDNER DENVER HLDGS INC COM		76
GARMIN LTD COMMON STOCK		314
GATES INDL CORP PL		25
GCI LIBERTY INC COM NPV CL A		180
GENESEE & WYO INC CL A CL A		150
GENPACT LIMITED		112

Abbott Laboratories Stock Retirement Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2018

(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

Common stock - continued
GENTEX CORP COM		76
GENUINE PARTS CO COM		598
GOODYEAR TIRE & RUBBER CO COM		207
GRACE W R & CO DEL NEW COM STK		49
GRAFTECH INTL LTD COM		29
GRAHAM HLDGS CO COM		117
GRAPHIC PACKAGING HLDG CO COM STK		119
HAIN CELESTIAL GROUP INC COM		63
HANOVER INS GROUP INC COM		215
HARLEY DAVIDSON		242
HARTFORD FINL SVCS GROUP INC COM		692
HASBRO INC COM		89
HAWAIIAN ELEC INDS INC COM		172
HD SUPPLY HLDGS INC. COM		213
HELMERICH & PAYNE INC COM		221
HENRY SCHEIN INC COMMON STOCK		443
HERBALIFE NUTRITION LTD COM STK		228
HERSHEY COMPANY		59
HESS CORP COM STK		462
HEXCEL CORP NEW COM		169
HILL-ROM HLDGS INC COM STK		90
HOLLYFRONTIER CORP COM		354
HOLOGIC INC COM		486
HORMEL FOODS CORP COM		505
HOWARD HUGHES CORP COM STOCK		98
HUBBELL INC COM		76
HUNTINGTON BANCSHARES INC COM		548
HUNTINGTON INGALLS INDS INC COM		51
HUNTSMAN CORP COM STK		183
HYATT HOTELS CORP		124
IDEX CORP COM		25
IHS MARKIT LTD COM		799
INGERSOLL-RAND PLC COM STK		447
INGREDION INC COM		282
INTEGRA LIFESCIENCES HLDG CORP		32
INTERACTIVE BROKERS GROUP INC CL COM		16
INTERNATIONAL GAME TECHNOLOGY		60
INTERPUBLIC GROUP COMPANIES INC COM		310
INTL FLAVORS & FRAGRANCES INC COM		309
INTL PAPER CO COM		638
INVESCO LTD		296
IQVIA HLDGS INC		825
ITT INC COM		183
JABIL INC		171
JACOBS ENGR GROUP INC COM		325
JAZZ PHARMACEUTICALS PLC		25
JEFFERIES FINL GROUP INC COM		220
JETBLUE AWYS CORP COM		213
JONES LANG LASALLE INC COM STK		250
JUNIPER NETWORKS INC COM		400
KAR AUCTION SVCS INC COM STK		18
KELLOGG CO		308
KEYCORP NEW COM		663
KEYSIGHT TECHNOLOGIES INC COM		506

Abbott Laboratories Stock Retirement Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2018

(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

Common stock - continued
KIRBY CORP COM		173
KNIGHT-SWIFT TRANSN HLDGS INC		138
KOHLS CORP COM		483
KOSMOS ENERGY LTD		33
KROGER CO COM		951
KS CY SOUTHN		426
L BRANDS INC COM		208
L3 TECHNOLOGIES INC COM		592
LAB CORP AMER HLDGS COM NEW		521
LAMAR ADVERTISING CO		23
LAMB WESTON HLDGS INC		469
LEAR CORP COM NEW COM NEW		307
LEGG MASON INC COM		94
LEGGETT & PLATT INC COM		205
LEIDOS HLDGS INC COM		324
LENNAR CORP CL A		227
LENNAR CORP CL B		10
LENNOX INTL INC COM		22
LIBERTY BROADBAND CORP COM SER A		80
LIBERTY BROADBAND CORP COM SER C		327
LIBERTY MEDIA CORP DEL COM SER A SIRIUSXM GROUP		135
LIBERTY MEDIA CORP DEL COM SER A FORMULAONE		32
LIBERTY MEDIA CORP DEL COM SER C SIRIUSXM GROUP		265
LIBERTY MEDIA CORPORATION COM SER C FORMULA		264
LINCOLN NATL CORP COM		477
LIONS GATE ENTMT CORP CL B		59
LIONS GATE ENTMT CORP VOTING SHARES CL A		31
LITTELFUSE INC COM		30
LKQ CORP		273
LOEWS CORP COM		552
LOGMEIN INC COM		61
M & T BK CORP COM		874
MACQUARIE INFRASTRUCTURE CORP		127
MACYS INC COM STK		397
MADISON SQUARE GARDEN CO		193
MANPOWERGROUP INC		174
MARATHON OIL CORP COM		518
MARKEL CORP HOLDING CO COM		561
MARTIN MARIETTA MATLS INC COM		38
MARVELL TECH GROUP		285
MASCO CORP COM		122
MATTEL INC		116
MC CORMICK & CO INC COM NON-VTG		695
MDU RES GROUP INC COM		202
MEDNAX INC COM		126
MERCURY GEN CORP NEW COM		62
MGM RESORTS INTERNATIONAL COM		474
MICHAEL KORS		107
MICHAELS COS INC COM		51
MIDDLEBY CORP COM		101
MLP LAZARD LTD CL A		16
MOHAWK INDS INC COM		317
MOLINA HEALTHCARE INC COM		49
MOLSON COORS BREWING COM CL B		425

Abbott Laboratories Stock Retirement Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2018

(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

Common stock - continued
MOSAIC CO/THE		447
MOTOROLA SOLUTIONS INC		721
MSC INDL DIRECT INC CL A COM		82
MURPHY OIL CORP COM		168
MYLAN NV		613
NABORS INDUSTRIES COM		31
NASDAQ INC		411
NATIONAL INSTRS CORP COM		42
NATIONAL OILWELL VARCO COM STK		428
NATL FUEL GAS CO COM		181
NAVIENT CORP COM		100
NCR CORP COM		21
NEW YORK CMNTY BANCORP INC COM		194
NEWELL BRANDS INC COM		351
NEWMARKET CORP COM		8
NEWMONT GOLDCORP CORPORATION		805
NEWS CORP COM CL A		190
NEWS CORP COM CL B		61
NIELSEN HOLDINGS PLC COMSTK		362
NISOURCE INC COM		400
NOBLE ENERGY INC COM		392
NORDSON CORP COM		19
*NORTHERN TR CORP COM		535
NORWEGIAN CRUISE LINE HLDGS LTD COM		405
NRG ENERGY INC COM NEW		500
NU SKIN ENTERPRISES INC CL A CL A		102
NUANCE COMMUNICATIONS INC COM		165
NUCOR CORP COM		709
NVENT ELECTRIC PLC		157
OGE ENERGY CORP COM		340
OLD REP INTL CORP COM		253
OLIN CORP COM		146
OMNICOM GROUP INC COM		241
ONEMAIN HLDGS INC COM		75
ONEOK INC COM STK		565
OSHKOSH CORPORATION		194
OWENS CORNING NEW COM STK		207
OWENS ILL INC COM NEW		119
PACCAR INC COM		855
PACWEST BANCORP DEL COM		178
PARKER-HANNIFIN CORP COM		707
PARSLEY ENERGY INC CL A		56
PATTERSON-UTI ENERGY INC COM		97
PBF ENERGY INC CL A		169
PENSKE AUTOMOTIVE GROUP INC COM STK		63
PENTAIR PLC COM STK		258
PEOPLES UTD FINL INC COM		233
PERKINELMER INC COM		376
PERRIGO COMPANY LIMITED		216
PG& E CORP COM		535
PILGRIMS PRIDE CORP		35
PINNACLE FINL PARTNERS INC COM		86
PINNACLE W. CAP CORP COM		414
PLURALSIGHT INC CL A		5

Abbott Laboratories Stock Retirement Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2018

(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

Common stock - continued
POPULAR INC COM		203
POST HLDGS INC COM STK		107
PPL CORP COM		891
PREMIER INC CL A		58
PRINCIPAL FINL GROUP INC COM STK		538
PROSPERITY BANCSHARES INC COM		180
PUB SERVICE ENTERPRISE GROUP INC COM		1,144
PULTE GROUP INC		197
PVH CORP		311
QEP RES INC COM STK		58
QIAGEN NV		333
QORVO INC COM		330
QUANTA SVCS INC COM		136
QUEST DIAGNOSTICS INC COM		492
QURATE RETAIL INC		353
RALPH LAUREN CORP CL A		244
RANGE RES CORP COM		88
RAYMOND JAMES FNCL INC COM STK		301
REALOGY HLDGS CORP COM		75
REGAL BELOIT CORP		132
REGIONS FINL CORP		603
REINSURANCE GROUP AMER INC		383
RELIANCE STL & ALUM CO COM		212
RENAISSANCE RE HLDGS LTD COM		211
REPUBLIC SVCS INC COM		639
ROPER TECHNOLOGIES, INC		958
ROYAL CARIBBEAN CRUISES COM STK		709
ROYAL GOLD INC		143
RPC INC COM		15
RPM INTL INC		267
RYDER SYS INC COM		109
SABRE CORP COM		50
SANTANDER CONSUMER USA HLDGS INC COM		77
SCHNEIDER NATL INC WIS CL B		32
SCOTTS MIRACLE-GRO		55
SEABOARD CORP DEL COM		39
SEALED AIR CORP NEW COM STK		108
SEMPRA ENERGY INC COM STK		1,291
SENSATA TECHNOLOGIES B V HOLDING		144
SERVICE CORP INTL COM		162
SIGNATURE BK NY N Y COM		90
SILGAN HLDGS INC COM		53
SKECHERS U S A INC CL A		68
SKYWORKS SOLUTIONS INC COM		152
SLM CORP COM		157
SM ENERGY CO COM		75
SMUCKER J M CO COM NEW		448
SNAP-ON INC COM		355
SOLARWINDS CORP COM		3
SONOCO PROD CO COM		228
SPECTRUM BRANDS HLDGS INC		41
SPRINT CORP COM SER 1		166
SS&C TECHNOLOGIES HLDGS INC COM		29
STANLEY BLACK & DECKER INC COM		789

Abbott Laboratories Stock Retirement Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2018

(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

Common stock - continued
STEEL DYNAMICS INC COM		244
STERICYCLE INC COM		132
STERIS PLC		390
STERLING BANCORP DEL COM		160
SUN TR BANKS INC COM		987
SVB FINANCIAL GROUP COMMON STOCK		101
SYMANTEC CORP COM		524
SYNCHRONY FINL COM		494
SYNOPSYS INC COM		493
SYNOVUS FINL CORP COM NEW		149
T ROWE PRICE GROUP INC		67
TAKE-TWO INTERACTIVE SOFTWARE INC		207
TAPESTRY INC		341
TARGA RES CORP COM		354
TCF FNCL CORP COM		140
TELEDYNE TECHNOLOGIES INC COM		318
TELEFLEX INC COM		415
TELEPHONE & DATA SYS INC COM STK		140
TERADATA CORP DEL COM STK		58
TERADYNE INC COM		206
TEREX CORP NEW COM		79
TEXTRON INC COM		406
TFS FINL CORP COM STK		34
THOR INDS INC COM STK		19
TIFFANY & CO COM		352
TIMKEN CO COM		111
TOLL BROS INC COM		96
TORCHMARK CORP COM		336
TRANSOCEAN LTD		156
TREEHOUSE FOODS INC COM		120
TRIBUNE MEDIA COMPANY CLASS A COMMON STOCK		173
TRIMBLE INC COM TRIMBLE INC		357
TRINITY IND INC COM		131
TX CAP BANCSHARES INC COM		41
TYSON FOODS INC CL A COM (DELAWARE)		677
U.S. CELLULAR CORP COM		30
UGI CORP NEW COM		401
UMPQUA HLDGS CORP COM		151
UNDER ARMOR INC CL A		34
UNDER ARMOUR INC CL C COM		32
UNITED CONTL HLDGS INC COM STK		892
UNITED STS STL CORP NEW COM		140
UNITED THERAPEUTICS CORP		204
UNIVAR INC COM		76
UNUM GROUP		266
UNVL HEALTH SERVICES INC CL B COM		424
US FOODS HLDG CORP COM		279
USG CORP		151
V F CORP COM		231
VALMONT INDS INC COM		105
VALVOLINE INC COM		161
VECTREN		261
VIACOM INC NEW CL A		13
VIACOM INC NEW CL B		396

Abbott Laboratories Stock Retirement Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2018

(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

Common stock - continued
VISTEON CORP COM NEW		28
VISTRA ENERGY CORP COM		394
VOYA FINL INC COM		252
VULCAN MATERIALS CO COM		33
WABTEC CORP COM		168
WATERS CORP COM		45
WATSCO INC COM		37
WEATHERFORD INTERNATIONAL		24
WEBSTER FNCL CORP WATERBURY CONN COM		196
WEC ENERGY GROUP INC COM		953
WELLCARE HLTH PLANS INC COM		35
WESCO INTL INC COM		98
WEST PHARMACEUTICAL SVCS INC COM		240
WESTERN ALLIANCE BANCORPORATION COM		67
WESTERN UNION CO		241
WESTLAKE CHEM CORP COM STK		8
WESTN DIGITAL CORP COM		467
WESTROCK CO COM		414
WHIRLPOOL CORP COM		292
WHITE MOUNTAINS INSURANCE GROUP COM STOCK		115
WHITING PETE CORP COM NEW COM		89
WILEY JOHN & SONS INC CL A		91
WILLIAMS CO INC COM		1,168
WILLIAMS SONOMA INC COM		136
WILLIS TOWERS WATSON PLC		859
WINTRUST FINL CORP COM		162
WORLDPAY INC COM		908
WPX ENERGY INC COM SHS		197
XCEL ENERGY INC COM		1,093
XEROX CORP COM NEW		180
XYLEM INC COM		230
YUM CHINA HLDGS INC COM		486
ZILLOW GROUP INC COM		21
ZILLOW GROUP INC COM CLASS C		46
ZIMMER BIOMET HLDGS INC COM		920
ZIONS BANCORPORATION N A		337
ZYNGA INC		131
Total Common stock		3,845,703

Mutual funds
AMERICAN FUNDS EUROPACIFIC GROWTH FUND		314,020
AMERICAN FUNDS GROWTH FUND OF AMERICA		703,825
AMERICAN FUNDS INVESTMENT COMPANY OF AMERICA		255,372
AMERICAN FUNDS WASHINGTON MUTUAL INVESTORS FUND		218,507
PIMCO ALL ASSET FUND		87,101
Total Mutual funds		1,578,825

REITs
ALEXANDRIA REAL ESTATE EQUITIES INC COM		492
AMERICAN CAMPUS CMNTYS INC COM		245
AMERICAN HOMES 4 RENT COMMON STOCK		224
ANNALY CAP MGMT INC COM		560
APARTMENT INV		295
AVALONBAY CMNTYS REIT		1,047

Abbott Laboratories Stock Retirement Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2018

(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

REITs - continued
BRANDYWINE RLTY TR SH BEN INT NEW REIT		98
BRIXMOR PPTY GROUP INC COM		192
BROOKFIELD PPTY REIT INC COM CLASS A		88
BSTN PPTYS INC		758
CAMDEN PPTY TR SH BEN INT		340
CHIMERA INVT CORP COM NEW COM NEW		144
COLONY CAP INC NEW CL A		92
COLUMBIA PPTY TR INC COM NEW STK		100
CORP OFFICE PPTYS TR COM		94
CUBESMART		232
CYRUSONE INC COM		241
DIGITAL RLTY TR INC COM		955
DOUGLAS EMMETT INC COM REIT		239
DUKE RLTY CORP COM NEW REIT		403
EMPIRE ST RLTY TR INC CL A		88
EQTY RESDNTL		1,033
EQUITY COMMONWEALTH		154
ESSEX PPTY TR REIT		703
EXTRA SPACE STORAGE INC COM		64
FEDERAL RLTY INVT TR SH BEN INT		375
GAMING & LEISURE PPTYS INC COM		182
HCP INC COM REIT		572
HEALTHCARE TR AMER INC CL A		227
HIGHWOODS PPTYS INC COM		171
HOSPITALITY PPTYS TR COM SH BEN INT		169
HOST HOTELS & RESORTS INC REIT		532
HUDSON PACIFIC PROPERTIES INC COM		171
INVITATION HOMES INC COM		261
IRON MTN INC NEW COM		401
JBG SMITH PROPERTIES COM		159
KILROY RLTY CORP COM		271
KIMCO RLTY CORP COM		259
LIBERTY PPTY TR SH BEN INT		268
LIFE STORAGE INC COM		175
MACERICH CO REIT		256
MEDICAL PPTYS TR INC COM REIT		254
MFA FINL INC		130
MID-AMER APT CMNTYS INC COM		473
NATIONAL RETAIL PPTYS INC COM STK		335
NEW RESIDENTIAL INVT CORP COM		225
OMEGA HEALTHCARE INVS INC REIT		278
OUTFRONT MEDIA INC COM		110
PARAMOUNT GROUP INC COM		113
PARK HOTELS & RESORTS INC COM		227
RAYONIER INC REIT		156
REALTY INCOME CORP COM		811
REGENCY CTRS CORP COM		388
RETAIL PPTYS AMER INC CL A		101
RETAIL VALUE INC COM		17
SENIOR HSG PPTYS TR SH		120
SITE CENTERS CORP		74
SL GREEN RLTY CORP COM STK		284
SPIRIT REALTY CAPITAL INC COM		131
STARWOOD PROPERTY TRUST INC COM REIT		230

Abbott Laboratories Stock Retirement Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2018

(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

REITs - continued
STORE CAPITAL CORPORATION		236
SUN COMMUNITIES INC COM		373
TWO HARBORS INVESMENT CORP		137
UDR INC COM STK		458
UNITI GROUP INC COM		114
VENTAS INC REIT		909
VEREIT INC COM		302
VICI PPTYS INC COM		328
VORNADO RLTY TR COM		466
W P CAREY INC COM		453
WEINGARTEN RLTY INVS COM		129
WELLTOWER INC COM REIT		1,126
WEYERHAEUSER CO COM		715
Total REITs		23,533

Collective trust funds
BLACKROCK INTERNATIONAL MULTI CAP EQUITY FUND		63,374
GW&K SMALL-MID CAP CORE EQUITY FUND		91,378
*NORTHERN TRUST COLLECTIVE WORLD ex-U.S. INDEX FUND		80,552
*NORTHERN TRUST COLLECTIVE ACWI ex-U.S. INDEX FUND		9,167
PIMCO TOTAL RETURN COLLECTIVE TRUST FUND		215,614
SSGA RUSSELL SMALL/MID CAP INDEX FUND CLASS K		555,509
SSGA S&P 500 INDEX FUND CLASS K		708,822
SSGA U.S. BOND INDEX FUND CLASS K		71,765
SSGA TARGET RETIREMENT 2015		56,007
SSGA TARGET RETIREMENT 2020		197,455
SSGA TARGET RETIREMENT 2025		241,466
SSGA TARGET RETIREMENT 2030		228,928
SSGA TARGET RETIREMENT 2035		200,875
SSGA TARGET RETIREMENT 2040		158,115
SSGA TARGET RETIREMENT 2045		131,638
SSGA TARGET RETIREMENT 2050		77,279
SSGA TARGET RETIREMENT 2055		33,062
SSGA TARGET RETIREMENT 2060		10,595
SSGA TARGET RETIREMENT INCOME		38,021
*NORTHERN TRUST COLLECTIVE SHORT TERM INVESTMENT FUND		10,239
Total Collective trust funds		3,179,861

Futures contracts
EQUITY FUTURES OFFSET - LONG		(2,455)
FUT MAR 19 EMINI S&P 500		626
FUT MAR 19 IMMEMINI MDCP		1,829
Total Futures contracts		—

Corporate debt
ACTAVIS FDG SCS GTD NT FLTG RATE DUE 03-12-2020/02-12-2020 REG		1,404
AERCAP IRELAND CAP 4.625% DUE 10-30-2020		1,108
ALLSTATE CORP FLTG RT 3.031% DUE 03-29-2021		198
ASSURANT INC SR NT DUE 03-26-2021/03-26-2019 REG		1,300
AT&T INC FLTG RT 02-15-2023		1,179
AT&T INC FLTG RT 3.54675% DUE 07-15-2021		299
AT&T INC FLTG RT 3.77663% DUE 06-12-2024		970
AT&T INC NT FLTG DUE 06-01-2021 REG		1,192
ATHENE GLOBAL FUNDING 144A FRN 07-01-2022		5,423

Abbott Laboratories Stock Retirement Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2018

(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

Corporate debt - continued
AVIATION CAP GROUP FLTG RT 3.57613% DUE 06-01-2021		1,897
B A T CAP CORP 3.36738% 08-15-2022		5,643
B A T CAP CORP FIXED 2.297% DUE 08-14-2020		977
BAIDU INC FORMERLY 2.75 DUE 06-09-2019		1,497
BARCLAYS PLC 2.75% DUE 11-08-2019		5,857
BAYER US FIN II LLC GTD NT FLTG RATE 144A DUE 06-25-2021/06-25-2018 BEO		691
BOC AVIATION PTE LTD GLOBAL MEDIUM TERM VAR RT DUE 05-02-2021		3,109
BRIXMOR OPER PARTNERSHIP LP FLTG 02-01-2022		996
CALIFORNIA ST FLTG RT 04-01-2047 BEO TAXABLE		2,614
CAMPBELL SOUP CO DISC COML PAPER 4/2 YRS3&4 01-15-2019		300
CENTRAL NIPPON EXP 2.079% SNR 05/11/2019USD		2,973
CHARTER 3.579% DUE 07-23-2020		2,497
CITIGROUP INC FLTG RT 3.89638% DUE 10-26-2020		4,130
CNH INDL CAP LLC DISC COML PAPER 05-09-2019		691
CNPC GENERAL CAPITAL REGS CORP BD 2.75 DUE 05-14-2019		1,398
COMCAST CORP NEW NT FLTG RATE DUE 10-01-2020 REG		1,692
CVS HEALTH CORP SR NT FLTG RATE DUE 03-09-2020 REG		998
DAIMLER FIN NORTH AMER LLC NT FLTG 144A DUE 10-30-2019 BEO		5,005
DBS GROUP HLDGS 2.246% DUE 07-16-2019		997
DBS GROUP HLDGS FLTG RT .7336% DUE 07-16-2019		901
DIAMOND 1 FIN CORP 3.48% DUE 06-01-2019		2,592
DOMINION ENERGY GAS HLDGS LLC SR NT 2018 SER A FLTG DUE 06-15-2021 REG		499
DUKE ENERGY CORP NEW SR NT FLTG RATE 144A DUE 05-14-2021 BEO		2,389
ENERGY TRANSFER SR NT 9 DUE 04-15-2019		1,627
EQUIFAX INC SR NT FLTG DUE 08-15-2021 REG		297
EXPORT-IMP BK INDI 3.875% SNR MTN 02/10/19		3,010
EXPORT-IMP BK INDI FRN SNR MTN 08/22		2,502
FORD MTR CR CO LLC 1.897% DUE 08-12-2019		1,386
FORD MTR CR CO LLC 2.262% DUE 03-28-2019		1,994
FORD MTR CR CO LLC FLTG RT 3.5315% DUE 09-24-2020		3,143
GEN MTRS FINL CO 2.35% DUE 10-04-2019		2,974
GENERAL MTRS FINL CO INC SR NT FLTG RATEDUE 01-15-2020 REG		2,311
GOLDMAN SACHS FLTG RT 3.85375% DUE 11-15-2021		1,995
HARLEY DAVIDSON FLTG RT 3.55513% DUE 03-02-2021		1,900
HEWLETT PACKARD FLTG RT 3.31775% DUE 10-05-2021		1,090
HSBC HLDGS PLC FLTG RT 3.24663% DUE 09-11-2021		3,651
HSBC HLDGS PLC SR NT FLTG RATE 05-18-2021		2,364
HUTCHISON WHAMP 5.75 DUE 09-11-2019		305
ICICI BK HONG KONG 5.75% SNR 16/11/20		2,061
ICICI BK LTD 4.8% DUE 05-22-2019		1,634
JAPAN BK INTL COOPERATION GTD FLTG 02-24-2020		1,407
JAPAN BK INTL COOPERATION JAPAN BANK COOP ADJ RT 07-21-2020 REG		1,706
JAPAN FIN ORG MUN 2.125% DUE 06/03/2019		1,998
JPMORGAN CHASE & CO NT FLTG RATE DUE 06-18-2022/06-18-2021 REG		2,374
KRAFT HEINZ FOODS CO GTD SR NT FLTG DUE 08-10-2022 REG		1,679
LLOYDS BKG GROUP PLC NT FLTG RATE DUE 06-21-2021 REG		2,871
MACQUARIE GROUP LIMITED FLTG 03-27-2024		979
MARRIOTT INTL INC NEW NT SER Y FLTG RATEDUE 12-01-2020 REG		998
MCDONALDS CORP MEDIUM TERM FLTG 10-28-2021		2,979
MITSUBISHI UFJ FINL GROUP INC SR NT FLTGDUE 07-26-2023 REG		1,977
MITSUBISHI UFJ FINL GROUP INC SR NT FLTGRATE DUE 07-25-2022 REG		3,018
MIZUHO FINL GROUP FLTG RT 4.0835% DUE 04-12-2021		2,226
MIZUHO FINL GROUP INC SR NT FLTG RATE DUE 09-11-2022 REG		2,483
MORGAN STANLEY FLTG 07-22-2022		2,662

Abbott Laboratories Stock Retirement Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2018

(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

Corporate debt - continued
NEXTERA ENERGY CAP FLTG RT 3.02888% DUE 08-21-2020		1,698
NISSAN MOTOR ACCEPTANCE CORP FRN VAR RT DUE 09-28-2020		1,483
NISSAN MTR ACCEP 2.15% DUE 09-28-2020		972
NOMURA HLDGS INC 2.75% DUE 03-19-2019		1,499
PETRONAS CAP LTD 5.25% DUE 08-12-2019		1,517
PVTPL AIA GROUP LTD FLTG 09-20-2021		1,294
PVTPL APIDOS CLO XVI/APIDOS CLO XVI LLC SER 13-16A CL A1R FRN 01-19-2025		1,119
PVTPL BAYER US FINANCE LLC 2.375% DUE 10-08-2019 BEO		1,885
PVTPL BELLSOUTH CORP 144A 4.333% DUE 04-26-2021		1,404
PVTPL BLACK DIAMOND CLO 2013-1 LTD/BLACK DIA VAR 144A 02-06-2026 BEO		2,179
PVTPL BX TR SER 2017-APPL CL A FLTG 07-15-2034		3,556
PVTPL CENT CLO 19 LTD / CENT CLO 19 CORPSR SECD NT CL A-1A 144A 10-29-2025		1,575
PVTPL CMO GOSFORTH FUNDING 2012-1 PLC STEP UP DUE 08-25-2060 BEO		1,069
PVTPL CMO MOTEL 6 TR 2017-MTL6 COML MTG PASSTHRU CTF CL A FLTG RT 08-15-2034		3,763
PVTPL CMO WELLS FARGO COML MTG TR SER 2017-HSDB CL A VAR RT 12-13-2023		1,493
PVTPL CMO WELLS FARGO COMMERCIAL MTG TST SR 2012-C10 CL AFL VAR RT 09-15-2022		3,866
PVTPL CMO WFRBS COML MTG SER-2014-C21 CL-ASBF FLTG 08-16-2047 BEO		700
PVTPL CROWN PT CLO 6 LTD/CROWN PT CLO 6 LLC SR SECD NT CL A-1 FLTG 144A VAR RT		1,990
PVTPL GMF FLOORPLAN OWNER REVOLVING SER-2018-3 CL-A1 144A FLTG 09-15-2022 BEO		4,500
PVTPL ICICI BK LTD GLOBAL SR BK NT NT 4.8 DUE 05-22-2019		602
PVTPL IMPERIAL TOB FIN PLC 2.95% DUE 07-21-2020 BEO		1,478
PVTPL JACKSON NATL LIFE GLOBAL FDG SECD FLTG 06-11-2021		4,969
PVTPL JAMESTOWN CLO LTD SER 14-4A CL A1BR VAR 07-15-2026		1,549
PVTPL KOREA EXCHANGE BK NT 144A 2.5% DUE06-12-2019 BEO		997
PVTPL LEASEPLAN CORP N V 2.875% 01-22-2019 REG		4,798
PVTPL MACQUARIE BK LTD FLTG DUE 07-29-2020		5,831
PVTPL MIZUHO BK LTD MIZUHO BANK LTD 2.65% DUE 09-25-2019 BEO		1,495
PVTPL NAVIENT PRIVATE ED LN TR 2015-C NTCL A FLTG 144A VAR RT DUE 01-16-2035 BEO		111
PVTPL NISSAN MTR ACCEP CORP NT 2.15% DUE 07-13-2020 BEO		1,952
PVTPL PALMER SQUARE LN FDG SER 18-2A CL A1 FLTG 07-15-2026		3,660
PVTPL SOCIAL PROFESSIONAL LOAN PROGRAM LL VAR RT DUE 10-25-2036 BEO		897
PVTPL SOUTHERN CO FLTG DUE 02-14-2020		1,597
PVTPL TRALEE CDO LTD SER 18-5A CL A1 FLTG 10-20-2028 BEO		2,978
PVTPL Z CAP CR PARTNERS CLO SER 15-1A CL A1R FLTGT RT 07-16-2027		3,974
PVTPLTRALEE CLO III LTD SER 2014-3A CL A-R FLTG 10-20-2027		1,996
PVTPLVOLKSWAGEN GROUP AMER FIN LLC GTD NT FLTG 11-13-2020		1,987
REGENCY ENERGY PARTNERS 5.75 DUE 09-01-2020 REG		1,026
ROYAL BANK OF SCOTLAND PLC 5.625 GTD SNRNTS DUE 08-24-2020 USD1000		1,549
ROYAL BK SCOTLAND FLTG RT 4.15375% DUE 05-15-2023		4,074
SANTANDER UK PLC NT FLTG DUE 06-01-2021 REG		1,483
SEMPRA ENERGY NT FLTG RATE DUE 03-15-2021 REG		1,567
SHIRE ACQUISITIONS 1.9% DUE 09-23-2019		2,958
SL GREEN OPER FLTG RT 3.66288% DUE 08-16-2021		797
SOUTHERN PWR CO DUE 12-20-2020/12-20-2019 BEO		3,062
STD CHARTERED PLC FIXED 2.4% DUE 09-08-2019		2,484
SUMITOMO MITSUI FINL GRP FLTG RT DUE 10-18-2022 BEO		4,359
SVENSKA HANDELSBANKEN AB PUBL MEDIUM TR 19 VAR RT DUE 05-24-2021		595
SYNCHRONY FINANCIAL 3.0% 08-15-2019		5,464
TAKEDA 3.8% DUE 11-26-2020		4,326
TIME WARNER CABLE 5% DUE 02-01-2020		1,014
TIME WARNER CABLE INC 8.25 DUE 04-01-2019 REG		2,022
TOYOTA MTR CR CORP MEDIUM TERM NTS BOOK VAR 05-17-2022		396
UBS GROUP FDG SWITZ AG NT FLTG 144A DUE 08-15-2023/08-15-2022 BEO		4,894
VERIZON COMMUNICATIONS DUE 05-15-2025 BEO		3,491

Abbott Laboratories Stock Retirement Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2018

(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

Corporate debt - continued
VW CR INC DISC COML PAPER 07-01-2019		2,952
WELLS FARGO & CO FLTG RT 3.627% DUE 02-11-2022		4,968
WESTINGHOUSE AIR STEP CPN 3.83819% DUE 09-15-2021		700
ZOETIS INC SR NT FLTG 08-20-2021		596
Total Corporate debt		260,227

Government debt
FNMA SINGLE FAMILY MORTGAGE 3.5% 30 YEARS SETTLES JANUARY		18,669
FNMA SINGLE FAMILY MORTGAGE 4% 30 YEARS SETTLES FEBRUARY		17,008
FNMA SINGLE FAMILY MORTGAGE 4% 30 YEARS SETTLES JANUARY		6,524
GNMA 2016-H17 MTG PASS THRU CTF CL MX FC08-20-2066		910
GNMA 2016-H20 REMIC PASSTHRU CTF CL MX-PT 09-20-2066		2,033
GNMA REMIC PASSTHRU SER 2016-H11 CLS F 05-20-2066		177
UNITED STATES TREAS INFL INDEXED NTS .125% 01-15-2023		13,436
UNITED STATES TREAS INFL INDEXED NTS 0.75% 07-15-2028		15,676
UNITED STATES OF AMER TREAS BILLS 0% T-BILL 01-10-2019		275
UNITED STATES TREAS NTS 2.625% DUE 07-31-2020 REG		376,354
UNITED STATES TREAS NTS INFL IDX 0.125%04-15-2022		13,276
Total Government debt		464,338

Certificate of deposit
CORPBANCA N Y BRH INSTL DTD 12-11-2017 2.57% 01-11-2019		1,300
LLOYDS BK CORP MKTS PLC NY BRH INST INSTL CTF DEP 00005 DTD 10-09-2018		2,000
LLOYDS BK CORP MKTS PLC NY BRH INST FLTGRT 09-24-2018 DUE 9-24-2020		1,100
Total Certificate of deposit		4,400

Private 40-Act mutual funds
PIMCO Short-Term Floating NAV Portfolio II		379,909
PIMCO Short-Term Portfolio		48,724
Total Private 40-Act mutual funds		428,633

Self-directed brokerage accounts		22,281

*Loans to participants, 3.00% to 9.25%		84,350

		$9,892,151

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ABBOTT LABORATORIES STOCK RETIREMENT PLAN (PUERTO RICO)

DECEMBER 31, 2018 and 2017

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Abbott Laboratories Stock Retirement Plan (Puerto Rico)

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

3

Supplemental information

The schedule of assets (held at end of year) as of December 31, 2018 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Grant Thornton LLP

We have served as the Plan’s auditor since 2014.

Chicago, Illinois
June 27, 2019

4

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2018 and 2017

(Dollars in thousands)

	2018	2017
Assets
Cash	$118	$123
Investments, at fair value	147,233	131,225
Notes receivable from participants	3,920	2,384
Accrued interest income	20	10

Total assets	151,291	133,742

Liabilities
Accrued investment expenses	2	2
Due to brokers	56	—

Total liabilities	58	2

NET ASSETS AVAILABLE FOR BENEFITS	$151,233	$133,740

The accompanying notes are an integral part of these statements.

5

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2018

(Dollars in thousands)

Additions
Contributions
Employer	$1,911
Participant	3,836
Rollovers	231

Total contributions	5,978

Investment income
Net appreciation in fair value of investments	1,997
Interest and dividends	4,008

Net investment income	6,005

Interest income on notes receivable from participants	119

Total additions	12,102

Deductions
Benefits paid to participants	9,987

Net increase prior to transfers	2,115

Transfers into Plan	15,378

NET INCREASE	17,493

Net assets available for benefits
Beginning of year	133,740

End of year	$151,233

The accompanying notes are an integral part of these statements.

6

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established January 1, 2013 in conjunction with Abbott Laboratories (“Abbott”) separating into two publicly traded companies — Abbott and AbbVie Inc. (“AbbVie”).  The Plan covers employees of Abbott’s selected subsidiaries and affiliates in Puerto Rico (the “Company”).  The employees of the Company had previously participated in the former Abbott Laboratories Stock Retirement Plan (Puerto Rico), which, effective January 1, 2013 was renamed AbbVie Puerto Rico Savings Plan (the “Former Plan”) and sponsorship was assumed by an affiliate of AbbVie.

The Plan is a profit-sharing plan containing a cash or deferred arrangement intended to qualify for favorable tax treatment under sections 1081.01 (a) and (d) of the Puerto Rico Internal Revenue Code of 2011, as amended.  In addition, the Plan provides an arrangement by which employees may invest in Abbott shares.  Employees of the Company may, after meeting certain employment requirements, voluntarily participate in the Plan.  Beginning March 2017, newly hired employees in certain specified Abbott divisions and business units became eligible to participate in the Plan under a different structure (“Abbott Green” employees).

The Plan’s sponsor is Abbott Healthcare (Puerto Rico) Ltd.  Alight Solutions serves as the record keeper of the Plan.  The Northern Trust Company (“Custodian”) and Banco Popular de Puerto Rico (“Trustee”) serve as the Plan’s custodian and trustee, respectively.  The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

In January 2017, Abbott completed the acquisition of St. Jude Medical, Inc., a global medical device manufacturer.  During 2017, employees of St. Jude Medical, LLC (the surviving entity in the acquisition) and its subsidiaries in Puerto Rico were eligible to participate in the St. Jude Medical Puerto Rico LLC Retirement Plan (“SJM Plan”).  St. Jude Medical employees in Puerto Rico became eligible to participate in the Plan as Abbott Green employees effective for the first payroll period ending after January 1, 2018.  Effective upon the close of business on February 22, 2018, the SJM Plan merged with and into the Plan.  Assets totaling approximately $15.4 million transferred into the Plan.

7

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2018 and 2017

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting

Contributions to the Plan are paid to a trust administered by the Trustee.  An investment committee (the “Committee”) may direct the Trustee to establish investment options of the Committee’s choosing.

Employees are eligible to commence participation in the Plan on any entry date following their date of hire.  Eligible employees electing to participate may contribute from 2% (or 1%, for Abbott Green participants) to 25% of their eligible earnings, subject to certain limitations. Participants may choose to make their contributions from either pretax earnings or after-tax earnings, or both.  Effective for payroll periods ending prior to January 1, 2018, Abbott Green participants could contribute from 1% up to 50% of eligible earnings as pre-tax contributions.

Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contribution are eligible to make catch-up contributions.  Participants may elect to invest their contributions in any or all of the investment options, except for investment options closed to new contributions.

Employer matching contributions to the Plan are made each payroll period based on the participating employees’ eligible earnings.  Excluding the Abbott Green participants, the employer contribution for the year ended December 31, 2018 was 5% of the participant’s eligible earnings if the participant elected to contribute at least 2% of eligible earnings to the Plan.  Effective with the first pay period ending after March 1, 2017, employer matching contributions for Abbott Green participants are made at the rate of 100% up to a 3% deferral of eligible earnings.  For pay periods ending prior to January 1, 2018, Abbott Green participants must have completed six months of eligibility service to receive a matching contribution, and a true-up employer matching contribution was made for eligible participants as of the end of the year if necessary to reach a full 1-3% employer matching contribution, as applicable.  Employer contributions are invested each pay period according to the participant’s investment elections.

In connection with the January 1, 2013 separation of Abbott into two publicly traded companies, Abbott shareholders received as a tax-free distribution of one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution.  Plan participants may continue to hold the AbbVie stock they received from the

8

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2018 and 2017

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

distribution that transferred from the Former Plan into their Plan accounts; however, they may not make new contributions or transfer existing contributions or earnings to purchase AbbVie stock in the Plan.  AbbVie dividends are invested in the Plan’s default investment option.

Participants may direct the Trustee to sell all or a portion of the Abbott and AbbVie common shares held in their accounts and reinvest the proceeds in any of the other investment options available to the participants.

Participants are at all times fully vested in their own contributions and earnings thereon.  Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Vesting
Service	percentage

Less than two years	0%
Two years or more	100%

For employees who became Abbott Green participants prior to January 1, 2018, matching contributions vest 20% after one year of service and 100% after two years of service. Abbott Green participants are also fully vested in matching contributions upon death or qualifying disability.

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee’s termination date.  Forfeitures are used to (1) restore any forfeitures of participants who returned to service with the Company within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time.  In 2018, no forfeitures were used to reduce employer contributions.  Forfeitures totaling approximately $113,000 and $103,000 were available at the end of 2018 and 2017, respectively.

Distributions and In-Service Withdrawals

Following retirement, termination or death, participants or their beneficiaries may elect to receive a distribution in installments, a single lump sum or a partial lump sum.  Participants may elect a direct rollover of their accounts.  Distribution must be made by the 1st of April following the year the participant reaches age 70 ½ or, if earlier, the 31st of December following the year in which the participant dies.  Interest, dividends and other earnings will continue to accrue on such deferred amounts.

9

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2018 and 2017

NOTE A - DESCRIPTION OF THE PLAN - Continued

Distributions and In-Service Withdrawals - Continued

Prior to termination, participants are permitted to withdraw their after-tax contributions (after-tax contributions made on or after January 8, 2016 may be withdrawn from the Plan only after being held for two or more years) and rollover contributions (including merged-in plan rollover accounts) and, after age 59 ½, may also withdraw pretax contributions.  Distributions are made in cash or, to the extent contained in the participant’s account, a participant may elect distribution of Abbott and AbbVie common shares, and in each case, are subject to certain limitations.

Notes Receivable from Participants

Participants may convert their vested account balances to one or two loans to themselves.  The borrowing may not exceed the lesser of the current market value of the assets allocated to their vested accounts or 50% of all of their Plan accounts up to $50,000, subject to Puerto Rico Internal Revenue Code limitations and restrictions.  Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made.  Loans must be repaid within five years (or by the employee’s anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee’s anticipated retirement date, if sooner).  Repayment is generally made through periodic payroll deductions or by sending in a payment, but a loan may be repaid in a lump sum at any time.  Post-termination loan repayments are permitted.  For employees whose account is distributed during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results may differ from those estimates.

10

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2018 and 2017

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation

Plan management uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock and mutual funds - Valued at the published market price per share or unit multiplied by the number of shares or units held.

Collective trust funds - Valued at the NAV provided by the administrator of the fund.  The NAV is used as a practical expedient to estimate fair value.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  Redemption is permitted daily.

The following tables summarize the basis used to measure investments at fair value at December 31, 2018 and 2017 (dollars in thousands):

	Basis of Fair Value Measurement
2018	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV	Total

Common stock	$72,878	$—	$—	$—	$72,878
Mutual funds	33,653	—	—	—	33,653
Collective trust funds	—	—	—	40,702	40,702
Total investments at fair value	$106,531	$—	$—	$40,702	$147,233

	Basis of Fair Value Measurement
2017	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV	Total

Common stock	$66,811	$—	$—	$—	$66,811
Mutual funds	32,288	—	—	—	32,288
Collective trust funds	—	—	—	32,126	32,126
Total investments at fair value	$99,099	$—	$—	$32,126	$131,225

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest.  Delinquent loans are reclassified as distributions based upon the terms of the Plan. No allowance for credit losses has been recorded as of December 31, 2018 or 2017.

11

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2018 and 2017

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

Participants are charged transaction fees for loan processing and commissions on purchases and sales of Abbott shares and sales of AbbVie shares.  Investment fees for mutual funds and collective trusts are charged against the net assets of the respective fund.  The Company pays other record-keeping and administration fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

Distributions of Abbott common shares and conversions of participants’ common share account balances to participant loans or other investment options are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2018 and 2017 is presented below:

	2018	2017
Abbott common shares, 654,515 and 661,662 shares, respectively (dollars in thousands)	$47,341	$37,761
Market value per share	$72.33	$57.07

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

12

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2018 and 2017

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

A significant portion of the Plan’s assets is invested in Abbott common shares.

Participants pay fees to the recordkeeper for loan transaction processing and for commissions on purchases and sales of Abbott shares and sales of AbbVie stock.  These transactions qualify as permitted party-in-interest transactions.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and Committee.  All participants’ account balances would become fully vested upon Plan termination.  Upon termination of the Plan, distributions of each participant’s share in the trust, as determined by the terms of the Plan, would be made to each participant.  At the present time, Abbott has no intention of terminating the Plan.

NOTE F - TAX STATUS

The Plan received a letter dated April 19, 2016 from the Department of the Treasury of the Commonwealth of Puerto Rico that the Plan, as written, qualifies under Section 1081.01(a) of the Puerto Rico Internal Revenue Code of 2011, as amended and, consequently, its enabling trust is exempt from local income tax.  The Plan has been amended since receiving the letter.  The Plan administrator believes that the Plan is designed and is currently being operated, in all material respects, in accordance with the applicable Puerto Rico Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress.

13

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2018 and 2017

NOTE G — SUBSQUENT EVENTS

The Company has evaluated subsequent events from December 31, 2018 through the date these financial statements were issued.  There were no subsequent events that require recognition or additional disclosure in these financial statements.

14

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2018

(Dollars in thousands)

Identity of party involved/		Current
description of asset	Cost (a)	value

Common stock - employer securities
*Abbott Laboratories		$47,341

Common stock
AbbVie Inc., common stock		25,537
Total Common stock		72,878

Mutual funds
American Funds EuroPacific Growth Fund		4,221
American Funds The Growth Fund of America		10,036
American Funds The Investment Company of America Fund		4,392
American Funds Washington Mutual Investors Fund		2,223
PIMCO All Asset Fund		1,663
PIMCO Short Asset Investment Fund		8,959
Vanguard Mid-Cap Value Index Fund Admiral		2,159
Total Mutual funds		33,653

Collective trust funds
Blackrock International Opportunities Fund		1,082
GW&K Small-Mid Cap Core Equity Fund		2,113
*Northern Trust Collective World ex-U.S. Index Fund		527
*Northern Trust Collective ACWI ex-U.S. Index Fund		48
PIMCO Total Return Collective Trust Fund		1,845
SSGA Russell Small/Mid Cap Index Fund		2,556
SSGA S&P 500 Index Fund		5,289
SSGA U.S. Bond Index Fund		246
SSGA Target Retirement 2015		2,790
SSGA Target Retirement 2020		5,375
SSGA Target Retirement 2025		5,055
SSGA Target Retirement 2030		3,646
SSGA Target Retirement 2035		2,999
SSGA Target Retirement 2040		2,733
SSGA Target Retirement 2045		1,851
SSGA Target Retirement 2050		1,186
SSGA Target Retirement 2055		434
SSGA Target Retirement 2060		52
SSGA Target Retirement Income		747
*Northern Trust Collective Short Term Investment Fund		128
Total Collective trust funds		40,702

*Loans to participants, 3.25% to 8.75%		3,920

		$151,153

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

16

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm — Abbott Laboratories Stock Retirement Plan.

23.2	Consent of Independent Registered Public Accounting Firm — Abbott Laboratories Stock Retirement Plan (Puerto Rico).

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

Date: June 27, 2019	By:	/s/ Mary K. Moreland
Mary K. Moreland
Plan Administrator